EXHIBIT 14

Epic Bancorp and its Subsidiaries
Code of Ethics and Whistleblower Notice

Introduction

          The Boards of Directors of Epic Bancorp has adopted this code of ethics (this “Code”) for the Bancorp and its subsidiaries to:

•	promote honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest;

•	promote full, fair, accurate, timely and understandable disclosure;

•	promote compliance with applicable laws and governmental rules and regulations;

•	ensure the protection of Epic Bancorp and its subsidiaries’ legitimate business interests, including corporate opportunities, assets and confidential information; and

•	deter wrongdoing.

          All Directors, Officers and Employees of Epic Bancorp and its subsidiaries are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them.

          For purposes of this Code, the “Code of Ethics Contact Person” will be the Epic Bancorp’s Audit Committee Chair.

          The Directors, Officers and Employees pride themselves on Epic Bancorp and its Subsidiaries unfailing drive to provide top quality products and services to satisfy our customers. All of us think of ourselves as customer service people, first and foremost. We believe that success cannot be achieved without clear and honest communication. Always remember that our professional relationships are at the foundation of our business.

          We place a high value on honesty, integrity, and personal responsibility. The Code set forth below applies to all Officers, Employees, and Directors of Epic Bancorp and its Subsidiaries. This Code does not cover all Epic Bancorp and its Subsidiaries’ policies or all laws. If a law conflicts with this Code, we follow the law. If a local custom or practice conflicts with this Code, we follow this Code. This Code clarifies Epic Bancorp and its Subsidiaries’ rights and expectations as an employer, but does not add to or subtract from Employee rights or in any way create any contractual employment rights for Employees.

          This Code of Ethics is adopted in order to comply with the Sarbanes-Oxley Act of 2002, the regulations promulgated thereunder and Nasdaq Listing Requirements.

Compliance with Laws, Rules, and Regulations

          We obey and respect the law, both in letter and in spirit.

          Confidential Information; Insider Trading. All non-public information about Epic Bancorp and its Subsidiaries should be considered confidential information; such non-public information is a valuable Company asset. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal.

          It is the responsibility of all Epic Bancorp and its Subsidiaries Employees to protect the interests and privacy of our Customers and Coworkers. You may not inappropriately discuss, solicit, disclose, or use for your personal benefit, information in Company records, files, or databases, potential business development activities, or any financial information with regard to customers or Epic Bancorp and its Subsidiaries.

          Competition and Fair Dealing. We seek to outperform our competitors fairly and honestly. We seek competitive advantage through low costs and superior Customer Service, never through unethical or illegal business practices. Our advertising and other communications with our Customers are simple, direct, and straightforward, as well as compliant with the law. We make our own decisions concerning pricing, markets, routes, and Customers to be served and do not enter into illegal agreements with our competitors.

          Payments to Government Personnel. It is strictly prohibited to make illegal payments to government officials of any country. The promise, offer, or delivery to an official or Employee of the federal, state, or local government of a gift, favor, or other gratuity in violation of applicable law violates Company policy and may also be a criminal offense. Federal law prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business.

Conflicts of Interest

          A conflict of interest arises when an Employee’s personal interest, or that of a family member or friend, interferes in any way with what is in the best interest of Epic Bancorp and its subsidiaries. All Employees should, at all times, conduct their activities, both business and personal, in such a manner that there is no undisclosed conflict of interest with their duties as Employees of Epic Bancorp and its subsidiaries.

          A Bank officer or employee shall not represent the bank in any transaction where he or she has any material connection or substantial financial interest. Specifically, a material connection includes the involvement of any family member.1 This policy includes, but is not limited to, approval of bank overdrafts, authorizing or accepting checks on uncollected funds, waiving of bank charges, late charges, or other normal fees. It also includes making loans, waiving financial statements, or any similar type of activity.

          Situations involving conflicts of interest may not always be clear-cut. If you have a question, follow the Compliance Procedures set forth below.

1 Family member includes spouse, son, daughter, niece, nephew, cousin, grandchild, father, mother, brother, sister, father-in-law, mother-in-law, sister-in-law, brother-in-law, grandfather, grandmother, or any members of a household from this list of relatives.

Corporate Opportunities

          We each owe a duty to Epic Bancorp and its Subsidiaries to further its interests whenever we can do so. Employees and members of the Board of Directors may not take for themselves personally opportunities that are discovered through the use of Company property or information. This means you may not use Epic Bancorp and its Subsidiaries property or information, or your position with the Company to put your personal gain ahead of the Company’s interests.

Safeguarding Company Property

          Each of us has the responsibility to safeguard the assets of Epic Bancorp and its Subsidiaries. We must use and maintain Company assets with care and respect while guarding against waste and abuse. We protect from unauthorized disclosure or misuse all non-public information about the Company, including technology, competitive position, strategy, financial results prior to public disclosure, and Customers. We do not disclose without authorization proprietary technical data developed, licensed, or purchased by the Company. We take actions necessary to safeguard all passwords and identification codes to prevent unauthorized access to the Company’s information systems. We do not reproduce licensed or internally developed software for our personal use unless permitted by the terms of the license. We also safeguard Epic Bancorp and its Subsidiaries’ intangible assets, including information and intellectual property. Intellectual property rights, including patents, trademarks, copyrights, trade secrets, and know-how must be treated and managed with the same degree of care as any other valuable asset.

Record keeping

          Epic Bancorp and its Subsidiaries’ financial, accounting, and other reports and records will accurately and fairly reflect the Company’s transactions in reasonable detail, and in accordance with generally accepted accounting principles, applicable government regulations, and the Company’s system of internal controls.

          We record information honestly and accurately. For example, only the true and actual number of hours worked is reported, expense reports are documented and recorded accurately, and no Employee will authorize payment knowing that any part of the payment will be used for any purpose other than what is described in documents supporting the payment.

Waivers of this Code

          Any waiver of this Code for Executive Officers or members of the Board of Directors may be allowed made only consistent with the (SEC) regulations and Nasdaq listing requirements.

Disclosure

          Each Director, Officer or Employee of Epic Bancorp and its Subsidiaries involved in the Epic Bancorp’s disclosure process, including the Chief Executive Officer, the Chief Financial Officer, and the identified Senior Officers are required to be familiar with and comply with the Epic Bancorp’s disclosure controls and procedures and internal control over financial reporting, to the extent relevant to his or her area of responsibility, so that the Epic Bancorp’s public reports and documents filed with the SEC comply in all material respects with the applicable federal securities laws and SEC rules. In addition, each such persons having direct or supervisory authority regarding these SEC filings or Epic Bancorp’s other public communications concerning its general business, results financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other Epic Bancorp or subsidiary Officers and Employees, and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosure.

          Each Director, Officer or Employee who is involved in the Epic Bancorp or its subsidiaries disclosure process, including without limitation the Senior Officers, must:

•	Familiarize himself or herself with the disclosure requirements applicable to the Epic Bancorp or its individual subsidiaries, as well as the business and financial operations of the Epic Bancorp.

•

Not knowingly misrepresent, or cause others to misrepresent, facts about Epic Bancorp or its subsidiaries to others, whether within or outside the Epic Bancorp, including to the Epic Bancorp’s independent auditors, governmental regulators and self-regulatory organizations as they apply to Epic Bancorp or the individual subsidiaries.

•	Properly review and critically analyze proposed disclosure for accuracy and completeness.

Compliance Procedures

          Reporting and Accountability. Epic Bancorp’s Audit Committee is responsible for applying this Code to specific situations in which questions are presented to it and has the authority to interprets this Code in any particular situation. Any Director, Officer or Employee who becomes aware of any existing or potential violation of this Code is required to notify the Code of Ethics Contact Person promptly. Failure to do so is itself a violation of this Code.

          Any questions relating to how this Code should be interpreted or applied should be addressed to the Code of Ethics Contact Person. A Director, Officer or Employee who is unsure of whether a situation violates this Code should discuss the situation with the Code of Ethics Contact Person to prevent possible misunderstandings and embarrassment at a later date.

          Each Director, Officer or Employee must:

•	Notify the Code of Ethics Contact Person promptly of any existing or potential violation of this Code.

•	Not retaliate against any other Director, Officer or Employee for reports of potential violations that are made in good faith.

          Epic Bancorp’s Audit Committee shall take all action they consider appropriate to investigate any violations reported to them. If a violation has occurred, Epic Bancorp and/or its subsidiaries will take such disciplinary or preventative action as it deems appropriate, after consultation with the Audit Committee, in the case of a Director or Executive Officer, or the President, in the case of any other Employee.

          Whistleblower Reporting. Each Director, Officer, and Employee is responsible for his or her own compliance with the Code of Ethics. Questions of interpretation should be directed to your Branch Manager, or any Officer of the Company. Reports of suspected violations (and disclosure of any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest) should be directed to Epic Bancorp and it’s Subsidiaries’ Chief Executive Officer or any Officer of the Company. We do not allow retaliation for reports of misconduct by others made in good faith by Employees. Employees are expected to cooperate in internal investigations of violations of this Code. Employees who violate this Code will be subject to discipline.

          If you have information regarding possible violations of state or federal statutes, rules, or regulations, or violations of fiduciary responsibility by Epic Bancorp and its Subsidiaries or limited liability company to its shareholders, investors, or employees, call the California State Attorney General’s Whistleblower Hotline at 1-800-925-5225. The Attorney General will refer your call to the appropriate government authority for review and possible investigation.

As adopted by the Board of Directors of Epic Bancorp and its subsidiaries Co. on April 17, 2006.